Filed Pursuant To Rule 433, Registration No. 333-173364

Dated Monday, June 04, 2012

POWERNOTES Issued by CATERPILLAR FINANCIAL SERVICES CORPORATION.

For the Period: 6/4/2012 to 6/11/2012

Coupon	Interest	Maturity	Callable	Survivor's Option	Price	CUSIP
1.75%	Semi-Annual(†††)	6/15/2019	No	Yes §	100.00	14912HPY0

Expected Trade Date - Monday, June 11, 2012
Expected Settlement Date - Thursday, June 14, 2012

(†††) First Payment date 12/15/2012

§ The limit for any individual deceased owner or beneficial interest is $200,000 per calendar year. Limit in aggregate per calendar year is 1% of outstanding principal amount of PowerNotes as of the end of the most recent fiscal year. For complete details, see the prospectus.

Caterpillar Financial Services Corporation has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Caterpillar Financial Services Corporation has filed with the SEC for more complete information about Caterpillar Financial Services Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Caterpillar Financial Services Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 289-6689.

All offerings are subject to prior sale.

Under no circumstances shall this information constitute an offer to sell, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.